Exhibit 3.1

CERTIFICATE OF MERGER

MERGING

LUNA MERGER SUB, INC.

WITH AND INTO

LECROY CORPORATION

Pursuant to Section 251 of the General

Corporation Law of the State of Delaware

It is hereby certified that:

FIRST: The names and states of incorporation of each of the constituent corporations in the merger (the “Merger”) are Luna Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and LeCroy Corporation, a Delaware corporation (the “Company”).

SECOND: An Agreement and Plan of Merger, dated May 28, 2012 (the “Merger Agreement”), by and among Teledyne Technologies Incorporated, the Company and Merger Sub has been approved, adopted, certified, executed and acknowledged by each of the aforesaid constituent corporations in accordance with the requirements of Section 251 of the General Corporation Law of the State of Delaware.

THIRD: The surviving corporation of the Merger shall be the Company (the “Surviving Corporation”). The name of the Surviving Corporation shall be amended in the Merger to be “Teledyne LeCroy, Inc.”

FOURTH: At the effective time of the Merger, the Certificate of Incorporation of the Surviving Corporation, as amended to date, shall be amended and restated in its entirety by reason of the merger herein certified, and that the Amended and Restated Certificate of Incorporation as set forth on Exhibit A attached hereto shall continue as the Amended and Restated Certificate of Incorporation of the Surviving Corporation until further amended in accordance with the provisions of the General Corporation Law of the State of Delaware.

FIFTH: The Merger shall be effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: A copy of the Merger Agreement is on file at an office of the Surviving Corporation at the following address: 700 Chestnut Ridge Road, Chestnut Ridge, NY 10977.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Merger to be executed by its duly authorized officer as of this 3rd day of August, 2012.

LECROY CORPORATION

By:	/s/ Thomas H. Reslewic
Name:	Thomas H. Reslewic
Title:	President and Chief Executive Officer

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TELEDYNE LECROY, INC.

FIRST: The name of the corporation is TELEDYNE LECROY, INC.

SECOND: The address of the corporation’s registered office in the State of Delaware is 615 South DuPont Highway, Dover, Kent County, Delaware 19901. The name of its registered agent is National Corporate Research, Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock that the corporation shall have authority to issue is 1,000 shares of Common Stock of the par value of $.01 per share.

FIFTH: The corporation is to have perpetual existence.

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the corporation.

SEVENTH: Meetings of the stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

EIGHTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: The corporation shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer of the corporation who was, or is made a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is,

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or was an authorized representative of the corporation, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided however, that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by the Delaware General Corporation Law as is in effect at the time of the alleged breach of duty by such director.

Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection existing at the time of such repeal or modification to which any person may be entitled under this Article. The rights conferred by this Article shall not be exclusive of any other right that the corporation may now or hereafter grant, or any person may have or hereafter acquire, under any statute, provision of this Certificate of Incorporation, bylaw, agreement, vote of stockholder or disinterested directors or otherwise. The rights conferred by this Article shall continue as to any person who has ceased to be a director or officer of the corporation and shall inure to the benefit of the heirs, executors and administrators of such persons.

For the purposes of this Article, the term “authorized representative” shall mean a director, officer, employee or agent of the corporation or any subsidiary of the corporation, or a trustee, custodian, administrator, committeeperson or fiduciary of any employee benefit plan established and maintained by the corporation or by any subsidiary of the corporation, or a person who is or was serving another corporation, partnership, joint venture, trust or other enterprise in any of the foregoing capacities at the request of the corporation.

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